CONRAD C. LYSIAK
Attorney and Counselor at Law
601 West First Avenue
Suite 503
Spokane, Washington 99201
(509) 624-1475
FAX (509) 747-1770

November 8, 2005

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
450 Fifth Street, NW
Mail Stop 0304
Washington, D.C. 20549-0304

RE:     LDG, Inc.
Form SB-2
SEC file no. 333-12266

Dear Mr. Reynolds:

In response to your letter of comments dated October 11, 2005, and my telephone conversations with Mike Karney and John Zitko, please be advised as follows:

General

1. The officers and directors of LDG, Inc. have withdrawn their shares from the selling shareholders registration statement. This removes 8,000,000 shares from registration. After discussing the matter with Messrs. Karney and Zitko, LDG understands the SEC's concern that LDG could be considered a blank check company in light of the fact that all of the officers and directors were registering their shares for sale; could have sold all of their shares; abandoned LDG; and, in essence created a shell corporation or blank check corporation. It was never the intention of LDG's officers and directors to leave LDG or to create or be involved with a blank check or shell corporation.

2. Since the officers and directors have withdrawn their shares from registration, and based upon my telephone conversations with Messrs. Karney and Zitko, I believe the issues raised in comments nos. 1, 2, 3, 4, 5, 6 and 7 have been resolved.

Securities and Exchange Commission
RE:     LDG, Inc.
Form SB-2
No. 333-12266
November 8, 2005

Risk Factors

3. Supplemental information has been disclosed with respect to comments 8 and 9.

4. Revisions have been made to the financial statements have been made in response to comments 10, 11, 12, and 13.

5. Additional information regarding recent sales of unregistered securities has been provided.

6. My legality opinion has been revised and filed as Exhibit 5.1.

Determination of Offering; Price

7. Two additional exhibits have been filed.

Management's Discussion and Analysis or Plan of Operations

8. Pursuant to your telephone conversation with Mr. Conklin, the requested changes have been made.

9. Pursuant to your telephone conversation with Mr. Conklin, the requested changes have been made.

Financial Statements

10. The $43,597 was incurred prior to December 31, 2002 and therefore no amounts appear in the income statements in the Form SB-2 filing. The liability is presented as accrued liabilities in the balance sheets.

11. Statement of Cash Flows has been revised to show the $18,000 contribution under the correct chronological heading which is December 31, 2003.

12. The third paragraph of Note 3, Related Party Transaction has been revised to discuss the terms of the agreement between Sambrick Communications and Sandra Conklin.

Securities and Exchange Commission
RE:     LDG, Inc.
Form SB-2
No. 333-12266
November 8, 2005

Financial Statements

13. The Statement of Stockholder's Equity has been revised to include the capital contributions and distributions related to non-cash treatment of settling unpaid rent as a reduction of accounts receivable.

Resent Sales of Unregistered Securities

14. The information requested has been provided.

Exhibits

15. The legal opinion has been updated and is filed with this amendment as Exhibit 5.1.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak

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